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NV Verenigde Bezit VNU

02 SEP 13 AM 9:27

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Press release

Date September 4, [barcode]

APPOINTMENTS VNU CORPORATE STAFF

Haarlem, The Netherlands - **Earl Doppelt** is appointed Chief Legal Officer of VNU, with immediate effect. Earl Doppelt was Chief Legal Officer of VNU, Inc. He will report to Rob van den Bergh, Chairman and CEO of VNU.

As of January 1, 2003 **Theo van Kampen** is appointed Secretary of the Executive Board and the Supervisory Board of VNU. Theo van Kampen was Chief Legal Officer of VNU. He will report to Frans Cremers, CFO and a member of the Executive Board. Theo van Kampen will succeed **Michiel Cohen de Lara**, who, as from the same date, will direct special assignments of the CEO and will oversee the legal affairs of the VNU Business Media Europe group.

As of November 1, 2002 **Ad van Schaik** joins VNU as Corporate Controller. He will succeed Frans Dombrée, who will continue to work within Corporate Controlling. Ad van Schaik currently is CFO at DuPont Powder Coatings in Germany. He will report to Frans Cremers.

VNU

VNU is one of the world's leading media and information companies. Its core activities are marketing information, media measurement & information, business information and directories. VNU is active in more than 100 countries, spread across all continents. The company employs approximately 38,000 people and has annual revenues of over EUR 4.3 billion.

Press contacts and Investor Relations: Rob de Meel, telephone +31 23 546 36 00

dlw 9/16

VNU nv / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12
www.vnu.com